UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): January 31, 2021

Kismet Acquisition One Corp
(Exact name of registrant as specified in its charter)

British Virgin Islands	001-39428	N/A
(State or other jurisdiction	(Commission File Number)	(I.R.S. Employer
of incorporation)		Identification No.)

850 Library Avenue, Suite 204 Newark, Delaware	19715
(Address of principal executive offices)	(Zip Code)

(302) 738-6680

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Ordinary Share and one-half of one Warrant	KSMTU	The Nasdaq Stock Market LLC
Ordinary Shares, no par value	KSMT	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one Ordinary Share at an exercise price of $11.50	KSMTW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

General

On January 31, 2021, Kismet Acquisition One Corp., a British Virgin Islands business company (“Kismet”), Nexters Inc., a British Virgin Islands business company (“Pubco”), Kismet Sponsor Limited, a British Virgin Islands business company (the “Sponsor”), solely in its capacity as the Purchaser Representative, Nexters Global Ltd., a private limited liability company domiciled in Cyprus (the “Company”), Fantina Holdings Limited, a private limited liability company domiciled in Cyprus, solely in its capacity as the Company Shareholders Representative, and the shareholders of the Company party thereto entered into a Business Combination Agreement (the “Business Combination Agreement”), pursuant to which, among other things, Kismet agreed to combine with the Company in a business combination whereby Kismet will merge with and into Pubco and Pubco will purchase all shares of the Company, making the Company a direct wholly-owned subsidiary of Pubco. Pubco is a newly formed entity that was formed for the sole purpose of entering into and consummating the transactions set forth in the Business Combination Agreement. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings given to them in the Business Combination Agreement.

The Business Combination Agreement

Structure of the Proposed Transactions

Pursuant to the terms, and subject to the conditions, contained in the Business Combination Agreement, the parties to the Business Combination Agreement will effect the following transactions (collectively, the “Proposed Transactions”):

(1) Kismet will merge with and into Pubco (the “Merger”), as a result of which the separate corporate existence of Kismet shall cease and Pubco shall continue as the surviving company, and each issued and outstanding security of Kismet immediately prior to the Merger Effective Time shall no longer be outstanding and shall automatically be cancelled, in exchange for the right of the holder thereof to receive a substantially equivalent security of Pubco; and

(2)  Pubco will acquire all of the issued and outstanding share capital of the Company in exchange for the payment, issue and delivery to the Company Shareholders of a combination of cash and shares of Pubco (the “Share Acquisition”), such that the Company will be a direct wholly owned subsidiary of Pubco.

Consideration

At the Merger Effective Time, (i) each issued and outstanding ordinary share of Kismet will automatically be converted into and exchanged for the right to receive one ordinary share of Pubco (“Pubco Ordinary Shares”), (ii) each issued and outstanding public warrant of Kismet will automatically be converted into and exchanged for the right to receive one public warrant of Pubco (“Pubco Public Warrants”), (iii) each issued and outstanding private warrant of Kismet will automatically be converted into and exchanged for the right to receive one private warrant of Pubco (“Pubco Private Warrants” and, collectively with the Pubco Public Warrants, “Pubco Warrants”), and (iv) each issued and outstanding option to purchase ordinary shares of Kismet shall be converted automatically into the right of the holder thereof to receive an option relating to Pubco Ordinary Shares (the “Pubco Options”). Each of the Pubco Public Warrants, Pubco Private Warrants and Pubco Options will have substantially the same terms and conditions as are in effect with respect to the Kismet public warrants, Kismet private warrants and Kismet options immediately prior to the Merger Effective Time.

In consideration for the purchase of the Company’s share capital, Pubco will:

(1) pay to the shareholders of the Company cash in an amount not to exceed $150,000,000 equal to 50% of the aggregate amount of funds held by Kismet either in or outside of its trust account, after taking into account any payments to be made to Kismet’s public shareholders who validly exercise redemption rights pursuant to the Redemption (as defined below) and the proceeds received by Pubco pursuant to the A&R Forward Purchase Agreement (as defined below) (the “Base Cash Consideration”), subject to increase or decrease based on the Company’s net working capital as of the Reference Time (as such term is defined in the Business Combination Agreement) and subject to decrease by the amount of the Company’s outstanding indebtedness and transaction expenses as of the Reference Time and the Share Acquisition Closing, respectively (the Base Cash Consideration as so adjusted, the “Cash Payment”); and

(2)  issue to the shareholders of the Company immediately prior to the Share Acquisition Closing an aggregate number of Pubco Ordinary Shares (the “Exchange Shares”) with an aggregate value of $2,032,500,000 minus the Base Cash Consideration, with each Exchange Share valued at the price per share payable to Kismet’s public shareholders pursuant to the Redemption minus Deferred Exchange Shares (valued at approximately $200 million), as described further below.

The issuance of an aggregate of 20,000,000 Exchange Shares (being the Deferred Exchange Shares) to the shareholders of the Company immediately prior to the Share Acquisition Closing (other than Everix Investments Limited) will be deferred as follows:

●	the issuance of 10,000,000 Exchange Shares, in the aggregate, will be deferred until the volume weighted average trading price of the Pubco Ordinary Shares is $13.50 or greater for any 20 trading days within a period of 30 trading days prior to the third anniversary of the Share Acquisition Closing; and

●	the issuance of an additional 10,000,000 Exchange Shares, in the aggregate, will be deferred until the volume weighted average trading price of the Pubco Ordinary Shares is $17.00 or greater for any 20 trading days within a period of 30 trading days prior to the third anniversary of the Share Acquisition Closing.

Conduct of Business Covenants

During the period from the date of the Business Combination Agreement through the earlier of the Merger Closing and the termination of the Business Combination Agreement in accordance with its terms (the “Interim Period”), subject to certain exceptions, each of the Company and Kismet must (i) conduct its respective business in all material respects in the ordinary course of business consistent with past practice, (ii) comply with all applicable laws and (iii) use commercially reasonable efforts to preserve intact its respective business in all material respects, and will be subject to certain additional customary prohibitions on its conduct of business.

Commercially Reasonable Efforts; Regulatory Approvals

Each of the parties must use its commercially reasonable efforts to take all necessary actions to consummate the Proposed Transactions, including the receipt of all applicable governmental consents, and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Proposed Transactions.

Registration Statement and Shareholder Meeting

As promptly as practicable after the execution of the Business Combination Agreement, (i) Pubco, the Company and Kismet will jointly prepare and Pubco will file with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (the “Registration Statement”) in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the Pubco Ordinary Shares and Pubco Warrants to be issued pursuant to the Business Combination Agreement, which Registration Statement will also contain a proxy statement of Kismet (as amended from time to time, the “Proxy Statement”) to be sent to Kismet’s shareholders for the purpose of soliciting proxies for the matters to be acted upon at a special meeting of Kismet’s shareholders (the “Shareholder Meeting”), and providing Kismet’s public shareholders an opportunity, in accordance with Kismet’s amended and restated articles and memorandum of association and the final prospectus from Kismet’s initial public offering, which was filed with the SEC on August 7, 2020, to have their Kismet ordinary shares redeemed (the “Redemption”), in conjunction with the shareholder vote on the proposals set forth in the Proxy Statement.

Kismet shall, through its board of directors (or a committee thereof), recommend to its shareholders that they approve each of the proposals to be voted on at the Shareholder Meeting (the “Kismet Board Recommendation”) and shall include the Kismet Board Recommendation in the Proxy Statement, and shall use its commercially reasonable efforts to solicit from its shareholders proxies or votes in favor of the approval of the matters to be voted upon at the Shareholder Meeting (the “Required Shareholder Approval”).

Exclusivity

During the Interim Period, each of the parties to the Business Combination Agreement shall not, and shall cause its representatives not to, solicit, initiate or knowingly facilitate or assist the making, submission or announcement of, or intentionally encourage, any inquiry, proposal or offer, or any indication of interest in making an offer or proposal, from any Person or group at any time relating to an “Alternative Transaction.”

Governance

Pursuant to the Business Combination Agreement, at the Merger Effective Time Pubco will adopt new memorandum and articles of association reflecting the terms of the governance term sheet attached as an exhibit to the Business Combination Agreement (the “Governance Term Sheet”) and any other terms reasonably satisfactory to Kismet, the Company and certain shareholders of the Company. Among other things, three current significant shareholders of the Company will have the right to appoint, in the aggregate, four out of the total seven members of the Pubco board of directors, for so long as they maintain certain specified levels of holdings of Pubco Ordinary Shares, or two out of the total seven members of the Pubco board of directors, for so long as they maintain certain specified lower levels of holdings of Pubco Ordinary Shares. In addition, certain specified matters to be considered by Pubco’s board of directors will require approval by a supermajority of the members of the board (being all but one of the members of the board of directors), including appointment and removal of the Chief Executive Officer, approval of dividends, financing in excess of certain thresholds, changing the size of the board of directors and a sale of Pubco.

In addition, prior to the consummation of the transactions contemplated by the Business Combination Agreement, Pubco will establish a board of directors consistent with the terms of the Governance Term Sheet and any other terms reasonably satisfactory to the Company, Kismet and certain Company shareholders; provided that Ivan Tavrin will serve as one of Pubco’s independent directors as of the consummation of the Proposed Transactions. In addition, Andrey Fadeev will initially serve as the Chief Executive Officer of Pubco and Alexander Karavaev will initially serve as the Chief Financial Officer of Pubco.

Closing

Pursuant to the Business Combination Agreement, the Merger Closing will occur on the third business day following the satisfaction or waiver of all of the conditions to closing in the Business Combination Agreement (as summarized below), or on such other date as Kismet, Pubco and the Company may agree in writing. Subject to the Merger Closing, the Share Acquisition Closing will occur on the first business day following the Merger Closing.

Representations and Warranties; Indemnification

The Business Combination Agreement contains customary representations and warranties that each of the parties have made to each other relating to, among other matters, their respective businesses, their ability to enter into the Business Combination Agreement and their outstanding capitalization and, in the case of Kismet, its public filings. The representations and warranties of Pubco, the Company and the Company’s shareholders in the Business Combination Agreement will survive for 16 months following the Share Acquisition Closing, except that representations and warranties related to taxes will survive for 30 days following the expiration of the applicable statute of limitations and certain fundamental representations and warrants will survive for seven years following the Share Acquisition Closing.

Three current significant shareholders of the Company have agreed to indemnify Kismet and its affiliates (including Pubco and, after Closing, the Target Companies), severally and not jointly and severally, for breaches of representations, warranties, covenants and agreements made by the Company, Pubco or the Company’s shareholders in the Business Combination Agreement, and for certain other matters, subject to limitations set forth in the Business Combination Agreement, including an aggregate cap on liabilities arising from breaches of the Company’s operational representations and warranties of $150 million and an overall liability cap equal to the total consideration paid to the shareholders of the Company, net of the portion of consideration represented by the Exchange Shares until such time they are issued in accordance with the Business Combination Agreement.

Conditions to Closing

The respective obligations of the parties to consummate the Proposed Transactions are subject to the satisfaction of the following conditions: (i) Kismet’s shareholders having approved, among other things, the transactions contemplated by the Business Combination Agreement; (ii) the absence of any law or governmental order that would prohibit the Proposed Transactions; (iii) the termination or expiration of all required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iv) Kismet having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining after the Closing; (v) Kismet and Pubco having at least $100 million of cash either in or outside of the trust account, after taking into accounts payments by Kismet for the Redemption and any proceeds received by Pubco under the A&R Forward Purchase Agreement; (vi) the Registration Statement having been declared effective by the SEC and remaining effective; and (vii) the Pubco Ordinary Shares and Pubco Warrants having been approved for listing on Nasdaq, subject only to official notice thereof.

The obligations of Kismet to consummate the Proposed Transactions are subject to the satisfaction or waiver of the following conditions, among others: (i) the representations and warranties of the Company, Pubco and the Company’s shareholders being true and correct, subject to the materiality standards set forth in the Business Combination Agreement; (ii) the Company, Pubco and the Company’s shareholders having performed in all material respects all of their obligations, covenants and agreements required to be satisfied at or prior to the Merger Closing; and (iii) no Material Adverse Effect having occurred with respect to the Company or Pubco which is continuing and uncured.

The respective obligations of the Company, Pubco and the Company’s shareholders to consummate the Proposed Transactions are subject to the satisfaction or waiver of the following conditions, among others: (i) the representations and warranties of Kismet being true and correct, subject to the materiality standards set forth in the Business Combination Agreement; (ii) Kismet having performed in all material respects all of its obligations, covenants and agreements required to be satisfied at or prior to the Merger Closing; and (iii) no Material Adverse Effect having occurred with respect to the Purchaser which is continuing and uncured.

Termination

The Business Combination Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the consummation of the Proposed Transactions as follows:

(a)	by mutual written consent of Kismet and the Company;

(b)	by either Kismet or the Company if any of the conditions to closing set forth in the Business Combination Agreement shall not have occurred prior to June 30, 2021 (the “Outside Date”); provided that if the Registration Statement is not declared effective by not later than 15 business days prior to the Outside Date, Kismet shall have the right to extend the Outside Date for an additional period of three months; and provided further that the Business Combination Agreement may not be terminated under such provision of the Business Combination Agreement by or on behalf of any party that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained therein, with such breach or violation being the proximate cause of the failure of the closing to occur on or prior to the Outside Date;

(c)	by either Kismet or the Company if any governmental authority of competent jurisdiction will have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order or other action has become final and non-appealable; provided that the right to terminate the Business Combination Agreement pursuant to such section shall not be available to a party if the failure by such party or its affiliates to comply with any provision of the Business Combination Agreement has been a substantial cause of such action;

(d)	by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Kismet set forth in the Business Combination Agreement such that certain conditions to closing contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

(e)	by Kismet upon a breach of any representation, warranty, covenant or agreement on the part of the Company, Pubco or the Company’s shareholders set forth in the Business Combination Agreement such that certain conditions to closing contained in the Business Combination Agreement are not satisfied, subject to customary exceptions and cure rights;

(f)	by the Company if there shall have been a Material Adverse Effect on Kismet following the date of the Business Combination Agreement which is uncured and continuing;

(g)	by Kismet if there shall have been a Material Adverse Effect on the Company or Pubco following the date of the Business Combination Agreement which is uncured and continuing; or

(h)	by either Kismet or the Company if the Shareholder Meeting is held and has concluded, Kismet’s shareholders have duly voted, and the Required Shareholder Approval was not obtained.

Upon termination of the Business Combination Agreement, the Business Combination Agreement will become void and have no further effect (other than certain customary provisions that will survive a termination), without any liability to the parties thereto (other than liability for any breach of the Business Combination Agreement by a party occurring prior to the termination of the Business Combination Agreement).

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Kismet, the Company or the other parties thereto. In particular, the assertions embodied in representations and warranties by Kismet, the Company, Pubco and the Company’s shareholders contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Kismet, the Company, Pubco and the Company’s shareholders.

Amended and Restated Forward Purchase Agreement

On January 31, 2021, Kismet, Pubco and the Sponsor entered into an amended and restated Forward Purchase Agreement (the “A&R Forward Purchase Agreement”). The A&R Forward Purchase Agreement amends the Forward Purchase Agreement, dated August 5, 2020, between Kismet and the Sponsor by, among other things, increasing the Sponsor’s purchase commitment thereunder from $20 million to $50 million and replacing the Sponsor’s commitment to acquire Kismet’s public units with a commitment to acquire Pubco Ordinary Shares and Pubco Public Warrants in a private placement to occur after, and subject to, the Merger Closing and prior to the Share Acquisition Closing.

The foregoing description of the A&R Forward Purchase Agreement is qualified in its entirety by reference to the full text of the form of A&R Forward Purchase Agreement, a copy of which is included as Exhibit 10.1 to this Current Report on Form 8-K and incorporated herein by reference.

Lock-Up Agreements

In connection with the Proposed Transactions, three current significant shareholders of the Company will enter into a Lock-Up Agreement with Pubco, and the Sponsor will enter into a separate Lock-Up Agreement with Pubco (collectively, the “Lock-Up Agreements”), pursuant to which, among other things, subject to certain exceptions as set forth therein, for a period of one year following the Share Acquisition Closing (in the case of the three current significant shareholders of the Company) and for a period of one year following the Merger Closing (in the case of the Sponsor), as applicable, each such holder will not transfer any of such holder’s Pubco securities.

The foregoing description of the Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of the Lock-Up Agreements, copies of which are included as Exhibits B-1 and B-2 to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Registration Rights Agreement

In connection with the Proposed Transactions, Pubco, Sponsor and three current significant shareholders of the Company (collectively, the “Holders”) will enter into a Registration Rights Agreement (the “Registration Rights Agreement”), pursuant to which, among other things, subject to certain requirements and customary conditions, including with regard to the number of demand rights that may be exercised, the Holders may demand at any time or from time to time, that Pubco file a registration statement with the SEC to register the securities of Pubco held by such Holders. The Registration Rights Agreement will also provide the Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is included as Exhibit A to the Business Combination Agreement, filed as Exhibit 2.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosure set forth under the heading “Amendment to Forward Purchase Agreement” above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The securities of Pubco that may be issued in connection with the A&R Forward Purchase Agreement will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01. Regulation FD Disclosure.

On February 1, 2021, Kismet and the Company issued a joint press release announcing the execution of the Business Combination Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by Kismet in presentations for certain of Kismet’s shareholders and other persons. Such exhibit and the information set forth therein shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information and Where to Find It

In connection with the Proposed Transactions, a Registration Statement on Form F-4 is expected to be filed by Pubco with the SEC that will include a proxy statement of Kismet that will also constitute a prospectus of Pubco (the “Proxy Statement/Prospectus”). The definitive Proxy Statement/Prospectus will be mailed to Kismet’s shareholders. Kismet, the Company and Pubco urge investors, shareholders and other interested persons to read, when available, the Registration Statement, including the preliminary Proxy Statement/Prospectus, and amendments thereto, and the definitive Proxy Statement/Prospectus, as well as other documents filed with the SEC, because these documents will contain important information about Kismet, the Company, Pubco and the Proposed Transactions. Such persons can also read the final prospectus from Kismet’s initial public offering for a description of the security holdings of Kismet’s officers and directors and their respective interests as security holders in the consummation of the Proposed Transactions. The definitive Proxy Statement/Prospectus will be mailed to Kismet’s shareholders as of a record date to be established for voting on the Proposed Transactions. Kismet’s shareholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Kismet Acquisition One Corp., 850 Library Avenue, Suite 204, Newark, Delaware 19715. These documents, once available, can also be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in Solicitation

Kismet, the Company, Pubco and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Kismet’s shareholders in connection with the Proposed Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kismet’s directors and executive officers in the final prospectus from Kismet’s initial public offering, which was filed with the SEC on August 7, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Kismet’s shareholders in connection with the Proposed Transactions will be set forth in the Proxy Statement/Prospectus for the Proposed Transactions when available. Information concerning the interests of Kismet’s and the Company’s participants in the solicitation, which may, in some cases, be different than those of Kismet’s and the Company’s equity holders generally, will be set forth in the Proxy Statement/Prospectus relating to the Proposed Transactions when it becomes available.

Non-Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Kismet, Pubco or the Company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward Looking Statements

This Current Report on Form 8-K (including certain of the exhibits hereto) includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These forward-looking statements may include, without limitation, statements with respect to (i) the Company’s revenues, bookings, performance, strategies, prospects and other aspects of the businesses of the Company or Kismet, or the combined company after completion of the Proposed Transactions, (ii) trends in the gaming industry, (iii) the Company’s target cohorts and user and the expected arrangement with them, (iv) the Company’s projected growth opportunities, including relative to its competitors and (v) other statements regarding Kismet’s or the Company’s expectations, hopes, beliefs, intentions or strategies regarding the future.

The forward-looking statements contained or incorporated by reference in this Current Report on Form 8-K are based on Kismet’s and the Company’s current expectations and beliefs concerning future developments and their potential effects on Kismet and the Company. There can be no assurance that future developments affecting Kismet and the Company will be those that Kismet and the Company have anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are beyond Kismet’s and the Company’s control) or other assumptions. Many factors could cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements in this presentation, including (i) that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of Kismet’s securities, (ii) the risk that the Proposed Transactions may not be completed by Kismet’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kismet, (iii) the failure to satisfy the conditions to the consummation of the Proposed Transactions, including the approval of the Business Combination Agreement by the shareholders of Kismet and the satisfaction of the minimum trust account amount following any redemptions by Kismet’s public shareholders, (iv) the lack of a third-party valuation in determining whether or not to pursue the Proposed Transactions, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (vi) the effect of the announcement or pendency of the Proposed Transactions on the Company’s business relationships, operating results, and business generally, (vii) risks that the Proposed Transactions disrupt current plans and operations of the Company, (viii) the outcome of any legal proceedings that may be instituted against the Company or against Kismet related to the Business Combination Agreement or the Proposed Transactions, (ix) the ability to maintain the listing of Kismet’s securities on a national securities exchange, (x) changes in the competitive and regulated industries in which the Company operates, variations in operating performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure, (xi) the ability to implement business plans, forecasts, and other expectations after the completion of the Proposed Transactions, and identify and realize additional opportunities, (xii) the potential inability of the Company to achieve its projected bookings growth and scale its platform, (xiii) the potential inability of the Company to maintain its diversified global revenue stream and cohort relationships, (xiv) the potential inability of the Company to become a consolidator in the gaming industry, (xv) the enforceability of the Company’s intellectual property, (xvi) the risk of downturns and a changing regulatory landscape in the highly competitive industry in which the Company operates and (xvii) costs related to the Proposed Transactions and the failure to realize anticipated benefits of the Proposed Transactions or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions.

The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Kismet’s most recent filings with the SEC and will be contained in the Registration Statement, including the Proxy Statement/Prospectus expected to be filed in connection with the Proposed Transactions. All subsequent written and oral forward-looking statements concerning Kismet, the Company or Pubco, the transactions described herein or other matters and attributable to Kismet, the Company, Pubco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of Kismet, the Company and Pubco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01. Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Business Combination Agreement, dated as of January 31, 2021, by and among Kismet Acquisition One Corp., Kismet Sponsor Limited, solely in its capacity as the Purchaser Representative, Nexters Inc., Nexters Global Ltd., Fantina Holdings Limited, solely in its capacity as the Company Shareholders Representative and the shareholders of the Company party thereto.
10.1	Amended and Restated Forward Purchase Agreement, dated as of January 31, 2021, by and among Kismet Acquisition One Corp., Kismet Sponsor Limited and Nexters Inc..
99.1	Press Release, dated February 1, 2021.
99.2	Form of Investor Presentation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

KISMET acquisition ONE corp

By:	/s/ Ivan Tavrin
	Name:	Ivan Tavrin
	Title:	Chairman and Chief Executive Officer

Date: February 1, 2021